UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Empire Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Louis R. Cappelli
                             c/o Cappelli Enterprises, Inc.
                             115 Stevens Avenue
                             Valhalla, NY 10595
                             Attention: Louis R. Cappelli

                             With a copy to:

                             Herrick, Feinstein LLP
                             2 Park Avenue
                             New York, NY 10016
                             Attention: Louis Goldberg, Esq.
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 29, 2008
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Louis R. Cappelli

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of               7.       Sole Voting Power:   0
Shares                  --------------------------------------------------------
Beneficially by         8.       Shared Voting Power: 3,311,030 shares (1)
Owned by Each           --------------------------------------------------------
Reporting               9.       Sole Dispositive Power:  0
Person With             --------------------------------------------------------
                        10.      Shared Dispositive Power: 3,311,030 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,311,030 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 10.85% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------


(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC ("LRC") on April 29, 2008 pursuant to that certain Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of March 31, 2008, made by and between Empire Resorts, Inc. ("Empire") and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement (the "Amendment") dated April 28, 2008, made by and between Empire and LRC; and (ii) 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. ("Concord") on January 26, 2007 in connection with the exercise of an option to purchase shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord, as amended. Louis R. Cappelli is the sole member and the managing member of LRC. Louis R. Cappelli is also a member of the management committee of Convention Hotels, LLC, which is the general partner of Concord. Additionally, through his ownership interest in Cappelli Resorts, LLC, Louis R. Cappelli owns approximately 47% of the partnership interests in Concord Associates, L.P.

(2) Based upon a total of 30,510,631 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,699,601 shares of Common Stock outstanding as of March 11, 2008 as reported in Empire Resorts, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
     (ii) 811,030 shares of Common Stock issued on April 29, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: LRC Acquisition LLC

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of               7.       Sole Voting Power: 0
Shares                  --------------------------------------------------------
Beneficially by         8.       Shared Voting Power: 811,030 shares (1)
Owned by Each           --------------------------------------------------------
Reporting               9.       Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        10.      Shared Dispositive Power: 811,030 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     811,030 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 2.66% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

(1) Includes 811,030 shares of Common Stock purchased by LRC Acquisition LLC ("LRC") on April 29, 2008 pursuant to that certain Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of March 31, 2008, made by and between Empire Resorts, Inc. ("Empire") and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement (the "Amendment") dated April 28, 2008, made by and between Empire and LRC. Louis R. Cappelli is the sole member and the managing member of LRC.

(2) Based upon a total of 30,510,631 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,699,601 shares of Common Stock outstanding as of March 11, 2008 as reported in Empire Resorts, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
     (ii) 811,030 shares of Common Stock issued on April 29, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment.

This Amendment No. 1 amends and restates in its entirety the statement on
Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc.

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock ("Common Stock"), par value $.01 per share, of Empire Resorts, Inc., a Delaware corporation ("Empire" or "Issuer"). The principal executive offices of Empire are located at 701 N. Green Valley Parkway, Suite 200, Henderson, Nevada 89074. As reported in Empire's Form 10-K for the year ended December 31, 2007, as of March 11, 2008 there were 29,699,601 shares of Common Stock outstanding.

Item 2.  Identity and Background

         This statement on Schedule 13D is being filed on behalf of Louis R. Cappelli, an individual residing in the State of New York ("Cappelli"), and LRC Acquisition LLC, a New York limited liability company ("LRC" and, together with Cappelli, collectively, the "Reporting Persons").

         Set forth below is certain information relating to the Reporting
Persons.

         (1) Cappelli:

                  (a) Name:                    Louis R. Cappelli

                  (b) Address:                 c/o Cappelli Enterprises, Inc.
                                               115 Stevens Avenue
                                               Valhalla, New York 10595

                  (c) Principal Occupation:    President
                                               Cappelli Enterprises, Inc.
                                               115 Stevens Avenue
                                               Valhalla, NY 10595

                  (d) During the last five years, Cappelli has not been
                      convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Cappelli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citizenship:             United States

         (2) LRC:

         LRC Acquisition LLC is a New York limited liability company. The principal activity of LRC is to hold ownership interests in investments. The principal business address of LRC is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The sole member and the managing member of LRC is Louis Cappelli.

         During the last five years, LRC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         811,030 shares of Common Stock were purchased by LRC using working capital funds on April 29, 2008 pursuant to that certain Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of March 31, 2008, made by and between Empire and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement (the "Amendment") dated April 28, 2008, made by and between Empire and LRC. The aggregate amount of funds used to make such purchase was $1,000,000.

         2,500,000 shares of Common Stock were purchased by Concord Associates, L.P. ("Concord") using working capital funds on January 26, 2007 in connection with the exercise of an option to purchase shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of that certain Stock Option Agreement (the "Stock Option Agreement"), dated November 12, 2004, by and between Empire and Concord, as amended. The aggregate amount of funds used to make such purchase was $18,750,000.

Item 4.  Purpose of Transaction

         The Reporting Persons are beneficial owners of 811,030 shares (the "April LRC Shares") of Empire's Common Stock, par value $.01 per share, purchased on April 29, 2008 by LRC pursuant to the Stock Purchase Agreement, as amended by the Amendment. In addition to the April LRC Shares, subject to certain conditions, Empire has agreed pursuant to the Amendment (i) to issue and sell to LRC an additional 811,030 shares (the "May LRC Shares") of Common Stock, par value $.01 per share, on May 30, 2008 or at such other time and place as LRC and Empire may mutually agree and (ii) to issue and sell to LRC an additional 2,577,940 shares (the "June LRC Shares", together with the May LRC Shares, collectively, the "Contingent LRC Shares"; the Contingent LRC Shares, together with the April LRC Shares, collectively, the "LRC Shares") of Common Stock, par value $.01 per share, on June 30, 2008 or at such other time and place as LRC and Empire may mutually agree. Pursuant to the Amendment, Cappelli has personally guaranteed to Empire the obligations of LRC under the Stock Purchase Agreement. Cappelli is the sole member and the managing member of LRC, and thus is a beneficial owner of the April LRC Shares along with LRC and, along with LRC, will become a beneficial owner of the Contingent LRC Shares upon the consummation of the transactions contemplated in the Stock Purchase Agreement, as amended by the Amendment.

         The obligations of Empire and LRC to consummate the transactions contemplated in the Stock Purchase Agreement, as amended by the Amendment, are subject to customary closing conditions. In addition, Empire has agreed to take all necessary action to cause any LRC Shares to be listed on the Nasdaq Global Market as promptly as practicable after the closing of the transactions contemplated by the Stock Purchase Agreement, as amended by the Amendment, with respect to such shares and to promptly prepare and file, no later than the 60th day following the closing of any such transactions, a registration statement with respect to such shares.

         Because the closing of the transactions contemplated by the Stock Purchase Agreement, as amended by the Amendment, are subject to certain material contingencies including those set forth in the preceding paragraph, the Reporting Persons therefore disclaim beneficial ownership of the Contingent LRC Shares until all material contingencies to the consummation of the transactions contemplated by the Stock Purchase Agreement, as amended by the Amendment, with respect to such Contingent LRC Shares have been removed. The Reporting Persons will not have the power to vote or to dispose of the Contingent LRC Shares until the consummation of the transactions contemplated by the Stock Purchase Agreement, as amended by the Amendment.

         Notwithstanding anything to the contrary in this Schedule 13D, except as described herein with respect to the Reporting Persons, none of Concord, Convention Hotels, LLC, Catskill Resort Group, LLC or Melville Catskill LLC have or will have any beneficial interest in the LRC Shares.

         Cappelli is also the indirect beneficial owner of 2,500,000 shares of Empire's Common Stock, par value $.01 per share (the "Concord Shares"), purchased by Concord Associates, L.P. ("Concord") on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord, as amended (the "Option Agreement"). The term of the Option Agreement with respect to the remaining 1,000,000 shares of Common Stock subject to the aforementioned option expired on December 27, 2007 without any additional shares being purchased by Concord. The purpose of the transaction in the Concord Shares is an investment in Empire by Concord.

         Pursuant to the Option Agreement, Concord has the right to demand registration of the Concord Shares. In response to a demand made by Concord, Empire filed a Registration Statement on Form S-3 on July 24, 2007 that became effective on August 2, 2007 and remains effective as of the date hereof.

         Cappelli is a member of the management committee of Convention Hotels, LLC, which is the general partner of Concord. Additionally, through his ownership interest in Cappelli Resorts, LLC, Cappelli owns approximately 47% of the partnership interests in Concord. Through his ownership of Cappelli Resorts, LLC, Cappelli shares the power to vote or direct the disposition of the Concord Shares with Melville Catskill LLC.

         In addition to the Concord Shares, Empire entered into an Agreement to Form Limited Liability Company and Contribution Agreement with Concord on February 8, 2008 (the "Contribution Agreement"), pursuant to which Concord and Empire have agreed to form a limited liability company ("Newco") and enter into an operating agreement. Pursuant to the Contribution Agreement, Concord will contribute certain real estate assets located in Kiamesha, New York (the "Concord Property") and Empire will contribute its gaming licenses and operations known as the Monticello Gaming and Raceway located in Monticello, New York. The Contribution Agreement also provides that as of the effective date of the Contribution Agreement, Empire will have the right to require Concord to purchase up to 1,000,000 shares of Common Stock at a price of $1.00 per share, provided that Empire must use any proceeds received from Concord's exercise of such option exclusively toward the development of the St. Regis Mohawk

Tribe's Class III gaming facility and Empire's adjacent land at the Monticello raceway. Upon consummation of the Contribution Agreement, both Concord and Empire will each hold a 50% interest in Newco.

         The consummation of the Contribution Agreement is subject to certain terms and conditions including, among other things, (i) distribution to Empire of at least $50 million (less amounts outstanding under Empire's existing credit facility with Bank of Scotland, which is expected to be assumed by Newco); (ii) receipt of all necessary approvals for the transfer of Empire's gaming and racing licenses; (iii) transfer of Empire's obligations related to its credit facility to Newco; (iv) entry into construction, development, casino development, and casino and hotel management contracts; (v) approval by Empire's stockholders, if required; and (vi) the approval of the appropriate management committee of Concord. There is no assurance that the conditions to the consummation of the Contribution Agreement will be met and that the Contribution Agreement will be consummated.

         The Contribution Agreement may be terminated by either Concord or Empire if certain financing commitments have not been received by June 30, 2008. If not previously completed, the Contribution Agreement terminates on August 31, 2008, subject to extensions under certain conditions. The Contribution Agreement may also be terminated by either Concord or Empire if Concord's management committee has neither approved the transaction nor waived the condition requiring such approval by May 1, 2008, in which case Empire will be entitled to a $1.0 million fee to be paid by an affiliate of Concord.

         The Reporting Persons intend continuously to review their rights and options with respect to the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of equity or debt securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) Cappelli has an indirect ownership interest in an aggregate of 3,311,030 shares representing approximately 10.85% of Empire's Common Stock (based upon a total of 30,510,631 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,699,601 shares of Common Stock outstanding as of March 11, 2008 as reported in Empire's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and (ii) 811,030 shares of Common Stock issued on April 29, 2008 pursuant to the Stock Purchase Agreement, as amended). The 3,311,030 shares consist of (i) the 811,030 shares of Common Stock purchased by LRC on April 29, 2008 and (ii) the 2,500,000 shares of Common Stock purchased by Concord on January 26, 2007.

         LRC has a direct ownership interest in 811,030 shares representing approximately 2.66% of Empire's Common Stock (based upon a total of 30,510,631 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,699,601 shares of Common Stock outstanding as of March 11, 2008 as reported in Empire's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and (ii) 811,030 shares of Common Stock issued on April 29, 2008 pursuant to the Stock Purchase Agreement, as amended).

(b) Cappelli has the shared power to dispose of or direct the disposition of 3,311,030 shares of Common Stock held of record by Concord and by LRC as more fully described in Item 4 above.

         LRC has the shared power to dispose of or direct the disposition of 811,030 shares of Common Stock held of record by LRC as more fully described in Item 4 above.

(c) Other than the transactions described in Item 4 herein, there have been no purchases or sales of Empire's Common Stock by the Reporting Persons within the last sixty (60) days.

(d) Except as set forth herein, no person other than each respective owner referred to herein of Empire's Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1. Stock Purchase Agreement, dated March 31, 2008, by and between Empire and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement, dated April 28, 2008, pursuant to which LRC has purchased 811,030 shares of the Common Stock of Empire in a private placement transaction and will purchase an additional 3,388,970 shares of the Common Stock of Empire in a private placement transaction upon the consummation of the transactions contemplated by the Stock Purchase Agreement, as amended (for a more detailed description of the Stock Purchase Agreement, see Item 4 of this Schedule 13D).

2. Agreement to Form Limited Liability Company and Contribution Agreement by and between Empire and Concord and dated as of February 8, 2008 (for a more detailed description of the Contribution Agreement, see Item 4 of this Schedule 13D).

3. Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord, as amended (for a more detailed description of the Stock Option Agreement, see Item 4 of this Schedule 13D).

Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Stock Purchase Agreement, dated March 31, 2008, by and between Empire Resorts, Inc. and LRC Acquisition LLC (incorporated by reference to Exhibit 99.1 to Empire's Form 8-K filed with the SEC on April 2, 2008).

Exhibit 2. Amendment No. 1 to Stock Purchase Agreement, dated as of April 28, 2008, by and between Empire Resorts, Inc. and LRC Acquisition LLC (incorporated by reference to Exhibit 99.1 to Empire's Form 8-K filed with the SEC on April 29, 2008).

Exhibit 3. Agreement to Form Limited Liability Company and Contribution Agreement by and between Empire and Concord and dated as of February 8, 2008 (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on February 11, 2008).

Exhibit 4. Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on November 18, 2004).

Exhibit 5. Amendment No. 1 to Option Agreement, dated as of March 3, 2005, by and between Empire Resorts, Inc. and Concord Associates, L.P. (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on March 8,
2005).

Exhibit 6. Letter Agreement between Empire, Concord and Sullivan Resorts LLC, dated December 30, 2005 (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on January 4, 2006).

Exhibit 7. Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire and Concord (incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on January 3, 2007).

Exhibit 8. Joint Filing Agreement, by and among the Reporting Persons, dated May 2, 2008.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 2, 2008

                                       /s/ Louis R. Cappelli
                                       -----------------------------------------
                                       LOUIS R. CAPPELLI


                                       LRC ACQUISITION LLC

                                       By: /s/ Louis R. Cappelli
                                           -------------------------------------
                                           Louis R. Cappelli, Managing Member

                                                                       Exhibit 8

                             JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Schedule 13D with respect to the Common Stock of Empire Resorts, Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 2nd day of May, 2008.


                                       /s/ Louis R. Cappelli
                                       -----------------------------------------
                                       LOUIS R. CAPPELLI


                                       LRC ACQUISITION LLC

                                       By: /s/ Louis R. Cappelli
                                           -------------------------------------
                                           Louis R. Cappelli, Managing Member